UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2017

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On March 15, 2017, the board of directors (the “Board”) of Galmed Pharmaceuticals Ltd. (the “Company”) appointed Prof. Ran Oren, M.D., age 65, to serve as a member of the Board until the close of the annual general meeting of shareholders of the Company to be held in 2017 (the "2017 AGM"). In addition, the Board has recommended that the shareholders elect, at the 2017 AGM, Prof. Oren as a class II director until the close of the annual general meeting to be held in 2019. Prof. Oren served as the Company's Chief Medical Officer from August 1, 2016 to March 14, 2017, and has served as a member of the Company's scientific advisory board since 2014. Prof. Oren is a Professor of Gastroenterology & Hepatology at the Faculty of Medicine, Hebrew University of Jerusalem, Israel, and is the Head of the Institute of Gastroenterology and Liver Disease at Hadassah Medical Center, Jerusalem, Israel. Prof. Oren has received numerous academic and professional awards in his field and holds several patents related to the prevention and arresting of human liver disease. In 2000, Prof. Oren established the Liver Unit at the Tel Aviv Sourasky Medical Center, where he served as Chief of Medicine from 2008 to 2010. Prof. Oren concurrently served as the President of the Israeli Association for the Study of the Liver between 2007 and 2010.

In connection with the appointment of Prof. Oren as a member of the Board, on March 15, 2017 the Board also approved the appointment of Dr. Tali Gorfine, age 47, the Company's Senior Medical Director, as the Company’s Chief Medical Officer to succeed Prof. Oren. In her role as Senior Medical Director, Dr. Gorfine provided the Company with expertise regarding the Company's clinical development plan and was the point of contact for all medical related issues. Dr. Gorfine holds an MD, PhD from Tel-Aviv University with a specialization in functional magnetic resonance imaging (fMRI). Prior to joining the Company, Dr. Gorfine served as “Senior Clinical Program Leader” at Teva Pharmaceuticals Ltd., where she led the product strategy and clinical development of Phase II and III assets.

In addition, on March 15, 2017, the Board approved the appointment of Adv. Guy Nehemya, age 32, the Company’s Director of Operations, as Vice President, Operations. Adv. Nehemya served as the Company’s Director of Operations from October 2013 to March 14, 2017. Adv. Nehemya joined the Company after completing his internship at Agmon, Rosenberg, HaCohen & Co. Law Offices and was a key member of management during the Company’s initial public offering and execution thereof. Adv. Nehemya, holds a LL.B. from the College of Management and is currently completing his MBA degree at the IDC Herzliya. Adv. Nehemya has been a member of the Israeli Bar Association since 2012.

Furthermore, on March 15, 2017, the Board approved the appointment of Adv. Yael Hollander, age 34, the Company’s General Counsel and Corporate Secretary, as Vice President, Legal Affairs and Strategy. Adv. Hollander served as the Company’s General Counsel and Corporate Secretary from July 2014 to March 14, 2017. Adv. Hollander has five years of experience as a commercial lawer at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. law offices, where she was involved in the representation of both publicly-traded and private companies in connection with corporate finance, public offerings, mergers and acquisitions, commercial transactions, corporate governance, and other securities related, legal and business issues. Adv. Hollander holds a MBA in Finance from Recanati Business School at Tel Aviv University, and a LL.B. and BA in Economics from the Hebrew University of Jerusalem. Adv. Hollander has been a member of the Israeli Bar Association since 2010.

Moreover, on March 15, 2017, the Board approved the appointment of CPA Yohai Stenzler, age 34, the Company's interim Chief Financial Officer, as the Company's permanent Chief Financial Officer. Mr. Stenzler served as the Company’s interim Chief Financial Officer from February 1, 2017 to March 14, 2017. Mr. Stenzler joined the Company in June 2016 as a Controller, and subsequently served as the Company's Director of Finance. Mr. Stenzler has six years of financial management experience as an accountant at the real estate department at Ernst & Young LLP, where he was involved in financing, taxes, auditing, advising and accounting of public and private companies, both domestic and international. Mr. Stenzler is a certified CPA and holds a MBA in Finance from Recanati Business School at Tel Aviv University, and a BA in Economics and Accounting from Ben-Gurion University of the Negev.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 11, 2015 (Registration No. 333-206292) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 31, 2015 (Registration No. 333-203133).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

	By:	/s/ Allen Baharaff
Date: March 15, 2017		Allen Baharaff President and Chief Executive Officer